UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Pacific Coast Oil Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

694103102

(CUSIP Number)

Carson Mitchell

Shipyard Capital LP
1477 Ashford Avenue, #2006

San Juan, PR 00907

1-646-509-9519

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 04, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694103102	13D	Page 2 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 91-1962899 EVERGREEN CAPITAL MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,368,865
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,368,865
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,368,865
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.73%
14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 3 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 47-4835562 SHIPYARD CAPITAL LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,212,503
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,212,503
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,212,503
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.33%
14.	TYPE OF REPORTING PERSON (see instructions)

PN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 4 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 47-4663148 SHIPYARD CAPITAL MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,212,503
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,212,503
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,212,503
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.33%
14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 5 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CEDAR CREEK PARTNERS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,865,750
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,865,750
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.84%
14.	TYPE OF REPORTING PERSON (see instructions)

PN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 6 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ERIKSEN CAPITAL MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,865,750
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,865,750
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.84%
14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 7 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Walter C. Keenan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 224,113
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 224,113
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.58%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 8 of 11

Item 1.	Security and Issuer

This Schedule 13D relates to units of beneficial interest (the “Units”), of Pacific Coast Oil Trust (the “Issuer” or “Pacific Coast”). The address of the issuer is 601 Travis Street, 16th Floor, Houston, Texas 77002.

Item 2.	Identity and Background

(a) This Statement is filed by:

(1) Shipyard Capital Management LLC (“Shipyard”)

(2) Cedar Creek Partners LLC (“CCP”)

(3) Walter C. Keenan (“Mr. Keenan”)

(4) Evergreen Capital Management LLC dba Evergreen Gavekal (“Evergreen”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The principal business address of Shipyard is 1477 Ashford Avenue, #2006, San Juan, PR 00907. The principal business address of CCP is 8695 Glendale Road, Custer, WA 98240. The principal business address of Mr. Keenan is 25 Ave Munoz Rivera #812, San Juan, PR 00901. The principal business address of Evergreen is 1412 112th Ave NE. Suite 100 Bellevue, WA 98004.

(c)       The principal business of Shipyard is acquiring, holding and disposing of investments in various companies. The principal business of CCP is acquiring, holding and disposing of investments in various companies. The principal business of Mr. Keenan is consulting, primarily to insurance and financial services companies. The principal business of Evergreen is acquiring, holding and disposing of investments in various companies, primarily on behalf of individuals, families and retirement accounts.

(d)       No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)       Mr. Mitchell is a citizen of the United States. Shipyard is a Delaware limited liability company. Mr. Eriksen is a citizen of the United States. CCP is a Washington limited liability company. Mr. Keenan is a citizen of the United States. Mr. Hay is a citizen of the United States. Evergreen is a Washington limited liability company.

Item 3.	Source and amount of Funds or Other Consideration

The units were acquired in open market purchases with working capital of Shipyard, CCP, Mr. Keenan, and Evergreen respectively. The amount of funds expended, excluding commissions, to acquire units held by Shipyard, CCP, Mr. Keenan, and Evergreen is $469,225, $607,439, $98,994, and $1,250,660 respectively.

CUSIP No. 694103102	13D	Page 9 of 11

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of Pacific Coast for investment purposes.

Shipyard, CCP, Mr. Keenan, and Evergreen believe that the trustee is not properly representing unitholders. The trustee has refused to file suit against PCEC for what we believe are illegal and improper assessments against the trust, preventing the trust from making distributions and potentially forcing dissolution and liquidation, which we believe would harm unitholders.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the units at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the units; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the trustee of the Issuer (the “Trustee”), other unitholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the units; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) proposing changes of the trust’s trustee or bylaws; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional units or dispose of some or all of the units beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Since the filing of the 5th Amended 13D on January 12, 2023, the following events have occurred. On February 3, 2023 the Trustee emailed Mr. Mitchell that after legal review of the Special Meeting request and items, they concluded the Trust Agreement prohibits the non-binding resolution seeking to compel the trustee to refrain from taking steps toward dissolution; and prohibits amending the Trust Agreement without PCEC’s consent therefore the Trustee will exclude the proposal to give unit holders the right to pursue derivative claims. While we disagree on the legal analysis behind both rejections we notified the Trustee on February 24, 2023, that we agree to the Special Meeting having two proposals – i) the removal of the Trustee and ii) the proposed amendment allowing for reimbursement of Special Meeting costs if one of the proposals gains a majority vote of the votes cast. In addition, we provided a draft proxy statement. On March 13, 2023, we received comments and changes to the statement. On April 4, 2023, we responded with proposed changes to the proxy.

CUSIP No. 694103102	13D	Page 10 of 11

Item 5.	Interest in Securities of the Issuer

The following sets forth the aggregate number and percentage (based on 38,583,158 units outstanding on August 1, 2019, as reported in the 10-Q of the Issuer filed with the Securities and Exchange Commission on August 1, 2019) of outstanding units owned beneficially by the Reporting Persons.

Name	No. of Shares	Percent of Class
Evergreen Capital Management LLC (1)	3,368,865	8.7%
Shipyard Capital LP (2)	3,212,503	8.3%
Cedar Creek Partners LLC (3)	1,865,750	4.8%
Walter C. Keenan (4)	224,113	0.6%
Total for Evergreen, Shipyard, CCP, and Mr. Keenan	8,671,231	22.5%

(1)	These shares are owned by Evergreen Capital Management, LLC, a Registered Investment Advisor.
(2)	These units are owned by Shipyard, an investment partnership, for which Shipyard Capital Management LLC is General Partner and acts as the discretionary portfolio manager.
(3)	These units are owned by CCP, an investment partnership, for which Eriksen Capital Management LLC is the Managing Member, and acts as the discretionary portfolio manager.
(4)	These units are owned by Walter C. Keenan, a private investor.

There following table sets forth all transactions with respect to the units effected by Evergreen Capital since the 13D/A filing on January 12, 2023.

	Date	Shares	Buy/Sell	Price
Evergreen Capital	1/19/2023	6,875	Buy	0.440
Evergreen Capital	1/19/2023	143,000	Buy	0.440
Evergreen Capital	2/9/2023	(10.000)	Transfer out	0.500
Evergreen Capital	3/9/2023	(48,700)	Transfer out	0.520

There following table sets forth all transactions with respect to the units effected by Cedar Creek Partners since the 13D/A filing on January 12, 2023.

	Date	Shares	Buy/Sell	Price
Cedar Creek Partners	2/1/2023	37,194	Buy	0.500
Cedar Creek Partners	2/6/2023	7,121	Buy	0.480
Cedar Creek Partners	2/8/2023	11,180	Buy	0.500
Cedar Creek Partners	2/9/2023	16,602	Buy	0.500
Cedar Creek Partners	2/10/2023	50,403	Buy	0.500
Cedar Creek Partners	2/13/2023	57,500	Buy	0.500
Cedar Creek Partners	2/14/2023	40,000	Buy	0.500
Cedar Creek Partners	2/17/2023	35,030	Buy	0.500
Cedar Creek Partners	2/21/2023	14,960	Buy	0.500
Cedar Creek Partners	2/22/2023	5,000	Buy	0.500
Cedar Creek Partners	2/23/2023	4,693	Buy	0.500
Cedar Creek Partners	3/17/2023	15,079	Buy	0.500
Cedar Creek Partners	3/20/2023	5,017	Buy	0.500
Cedar Creek Partners	3/21/2023	5,420	Buy	0.500
Cedar Creek Partners	3/22/2023	3,134	Buy	0.500
Cedar Creek Partners	3/23/2023	4,000	Buy	0.500
Cedar Creek Partners	3/24/2023	14,667	Buy	0.500
Cedar Creek Partners	3/27/2023	20,021	Buy	0.500
Cedar Creek Partners	4/03/2023	3,329	Buy	0.480

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement

CUSIP No. 694103102	13D	Page 11 of 11

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2023

EVERGREEN CAPITAL MANAGEMENT LLC

By:	/s/ David Hay
David Hay
Co-CIO, Partner

SHIPYARD CAPITAL MANAGEMENT LLC

By:	/s/ Carson Mitchell
Carson Mitchell
Managing Member

CEDAR CREEK PARTNERS LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

Walter C. Keenan

By:	/s/ Walter C. Keenan
Walter C. Keenan